UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 27 April 2022, London U.K.

GSK delivers strong Q1 2022 sales of £9.8 billion, +32% AER, +32% CER; Total EPS 35.9p +67% AER, +66% CER and Adjusted EPS 32.8p +43% AER, +43% CER

Highlights

Strong sales growth across Biopharma and Consumer Healthcare
●	Biopharma: £7.1 billion +40% AER, +40% CER;+14% AER, +15% CER excluding COVID-19 solutions
-
Specialty Medicines £3.1 billion +98% AER, +97% CER; HIV +15% AER, +14% CER; Oncology +15% AER, +15% CER; Immuno-inflammation, respiratory and other +18% AER, +18% CER; COVID-19 solutions (Xevudy) sales £1.3 billion

	-	Vaccines £1.7 billion +36% AER, +36% CER; Shingrix £698 million >100% AER, >100% CER
	-	General Medicines £2.3 billion +2% AER, +3% CER
●	Consumer Healthcare £2.6 billion +14% AER, +14% CER
●	Sales growth also benefited from favourable comparison to Q1 2021

Continued R&D delivery and strengthening of pipeline
●	US FDA regulatory approvals: Cabenuva treatment of virologically supressed adolescents living with HIV; Triumeq dispersible single tablet regimen for treatment of children with HIV
●	US FDA regulatory submission acceptance of daprodustat for anaemia of chronic kidney disease (PDUFA action date 1 February 2023)
●	Benlysta approved in China for adults with active lupus nephritis
●	EU regulatory submission acceptance for Sanofi-GSK COVID-19 vaccine (Vidprevtyn) and Canadian regulatory approval for Medicago-GSK COVID-19 vaccine (Covifenz)
●	Proposed acquisition of Sierra Oncology Inc. strengthens late-stage specialty pipeline. Momelotinib has potential to address significant unmet medical need of myelofibrosis patients with anaemia
●
Multiple pipeline catalysts in next nine months, including phase III data read outs for the RSV Older Adults and meningitis (MenABCWY) vaccine candidates, Blenrep, Jemperli and otilimab, and phase IIb data for bepirovirsen

Cost discipline supports delivery of improved operating margin and Adjusted EPS of 32.8p
●	Total Group operating margin 28.6%. Total EPS 35.9p +67% AER, +66% CER
●	Adjusted Group operating margin 26.7%. Adjusted EPS 32.8p +43% AER, +43% CER. This included a contribution to growth from COVID-19 solutions of approximately +15% AER, +15% CER for Q1 2022
●	Q1 2022 cash generated from operations £2.8 billion. Q1 2022 free cash flow £1.7 billion

On track to demerge and list Haleon, a new global leader in consumer healthcare, in July 2022
●	New growth outlooks set out in Q1 2022, for annual organic revenue growth of 4-6% and sustainable moderate expansion of adjusted operating margin over medium term at CER

Reconfirming 2022 guidance
●	GSK expected to deliver growth in 2022 sales of between 5% to 7% at CER and growth in 2022 Adjusted operating profit of between 12% to 14% at CER
●	2022 guidance excludes any contribution from COVID-19 solutions
●	Dividend of 14p declared for Q1 2022

Emma Walmsley, Chief Executive Officer, GSK:
“We have delivered strong first quarter results in this landmark year for GSK, as we separate Consumer Healthcare and start a new period of sustained growth. Our results reflect further good momentum across specialty medicines and vaccines, including the return to strong sales growth for Shingrix and continuing pipeline progress. We also continue to see very good momentum in Consumer Healthcare, demonstrating strong potential of this business ahead of its proposed demerger in July, to become Haleon.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on page 7 and Adjusted results reconciliations are presented on page 15. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 20 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 42. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 20. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on page 43.

Q1 2022 results
	Q1 2022 £m	Growth £%	Growth CER%

Turnover	9,780	32	32

Total operating profit	2,801	65	65
Total earnings per share	35.9p	67	66

Adjusted operating profit	2,613	39	39
Adjusted earnings per share	32.8p	43	43

Cash generated from operations	2,755	>100
Free cash flow	1,650	>100

2022 guidance
We reconfirm our guidance for new GSK in 2022, as set out below. This guidance is provided at CER and excludes the commercial benefit of COVID-19 solutions.

In 2022, we expect to continue to deliver on our strategic priorities. We plan to increase targeted investment in R&D, to build on and invest behind our top-line momentum for key growth drivers and to deliver the demerger of our Consumer Healthcare business in July 2022. Assuming global economies and healthcare systems approach normality as the year progresses, we expect sales of Specialty Medicines to grow approximately 10% CER and sales of General Medicines to show a slight decrease, primarily reflecting increased genericisation of established Respiratory medicines. Vaccines sales are expected to grow at a low-teens percentage at CER for the year. However, as noted at the time of announcing full-year 2021 results, we anticipated governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic would result in some continued disruption to adult immunisations. In the first-quarter 2022 Shingrix demonstrated strong demand recovery, particularly in the US, as well as channel inventory build and the benefit of a favourable comparator to Q1 2021. Despite the potential for short-term pandemic disruption, we continue to expect strong double-digit growth and record annual sales for Shingrix in 2022 based on strong demand in existing markets and continued geographical expansion.

Reflecting these factors and our first-quarter 2022 results, we reconfirm our full-year 2022 guidance for new GSK of sales growth between 5% to 7% CER and Adjusted operating profit growth between 12% to 14% CER compared to 2021. The guidance includes the future benefit in royalty income from the settlement and license agreement with Gilead Sciences, Inc. (Gilead) announced on 1 February 2022.

Medium term outlooks were provided for Consumer Healthcare at a Capital Markets Day on 28 February 2022. Until such time as the formal criteria for treating Consumer Healthcare as a ‘Discontinued operation’ have been satisfied (currently expected in Q2 2022), GSK will continue to present the Consumer Healthcare business within ‘Continuing operations’ and will consolidate the business for reporting purposes until the demerger has completed.

Dividend policies and expected pay-out ratios are unchanged for new GSK and new Consumer Healthcare (subject to new Consumer Healthcare board approval). The future dividend policies and guidance in relation to the expected dividend pay-out in 2022 across both new GSK and new Consumer Healthcare are provided on page 19.

2022 COVID-19 solutions expectations
In 2022, based on known binding agreements with governments, we expect that COVID-19 solutions will contribute a similar sales level to 2021, but at a substantially reduced profit contribution due to the increased proportion of lower margin Xevudy sales. We expect this to reduce the new GSK Adjusted Operating profit growth (including COVID-19 solutions in both years) by between 5% to 7%. The overwhelming majority of expected COVID-19 solutions sales were achieved in the first quarter this year. In April 2022, the US FDA updated Xevudy’s authorisation to reflect the increase in COVID-19 cases caused by the Omicron BA.2 sub-variant and as a result, Xevudy is no longer authorised to treat COVID-19 in any US region. However, we will continue to discuss future opportunities to support governments, healthcare systems, and patients whereby our COVID-19 solutions can address the emergence of any new COVID-19 variant of concern.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on page 43. If exchange rates were to hold at the closing rates on 31 March 2022 ($1.31/£1, €1.18/£1 and Yen 160/£1) for the rest of 2022, the estimated positive impact on 2022 Sterling turnover growth for new GSK would be 2% and if exchange gains or losses were recognised at the same level as in 2021, the estimated positive impact on 2022 Sterling Adjusted Operating Profit growth for new GSK would be 3%.

Results presentation
A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 12pm BST on 27 April 2022. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – Q1 2022

Turnover
	Q1 2022 £m	Growth £%	Growth CER%

Specialty Medicines	3,135	98	97
Vaccines	1,669	36	36
General Medicines	2,343	2	3

Commercial Operations	7,147	40	40

Consumer Healthcare	2,633	14	14

Group turnover	9,780	32	32

Total turnover in the quarter was £9,780 million, up 32% AER, 32% CER, reflecting a strong performance in Commercial Operations in the three product groups and Consumer Healthcare. Sales of Xevudy were £1,307 million and contributed 25 percentage points of growth in the quarter to Commercial Operations. Specialty Medicines included the positive impact of international tender phasing, Vaccines benefited from Shingrix post-pandemic recovery and retail buy-in in the US and General Medicines reflected growth from Trelegy and recovery of the antibiotics market.

Specialty Medicines turnover was £3,135 million, up 98% AER, 97% CER, driven by consistent growth in all therapy areas including sales of Xevudy. Sales growth was up 16% AER, 15% CER excluding Xevudy.

Vaccines turnover grew 36% AER, 36% CER to £1,669 million, driven primarily by Shingrix in the US and Europe reflecting strong performance and the benefit of a favourable comparator in Q1 2021 when sales were impacted by COVID-19 related disruptions in several markets and lower Centre for Disease Control (CDC) purchases.

General Medicines turnover was £2,343 million, up 2% AER, 3% CER, with growth from Trelegy in all regions, recovery of the antibiotics market and the benefit of a favourable prior period returns and rebates (RAR) adjustment, offsetting the impact of generic competition in US, Europe and Japan.

Consumer Healthcare grew 14% AER, 14% CER to £2,633 million. Total sales grew 15% AER, 16% CER, excluding the impact of brands divested, with strong growth across all categories.

Operating profit
Total operating profit was £2,801 million compared with £1,693 million in Q1 2021. This included £924 million upfront settlement income from Gilead, increased profits on turnover growth of 32% at CER, partly offset by higher remeasurement charges for contingent consideration liabilities and lower profits on disposals. Adjusted operating profit was £2,613 million, 39% higher than Q1 2021 at AER and at CER. The Adjusted operating margin of 26.7% was 1.4 percentage points higher at AER and 1.3 percentage points higher on a CER basis than in Q1 2021. The benefit from COVID-19 solutions sales (Xevudy) contributed approximately 11% AER, 11% CER to Adjusted Operating profit growth.

Earnings per share
Total EPS was 35.9p compared with 21.5p in Q1 2021. This primarily reflected leverage from significant sales growth during the quarter, with the upfront income of £924 million from the settlement with Gilead partly offset by an increase in finance costs.

Adjusted EPS was 32.8p compared with 22.9p in Q1 2021, up 43% at AER, 43% CER, on a 39% CER increase in Adjusted operating profit primarily reflecting sales of Specialty Medicines and Vaccines, including COVID-19 solutions sales, tight cost control and a lower effective tax rate. These were partly offset by higher supply chain costs, increased R&D investment, favourable legal settlements in Q1 2021 and higher interest costs. The contribution to growth from COVID-19 solutions was approximately 15% at AER, 15% at CER.

Cash flow
The cash generated from operations for the quarter was £2,755 million (Q1 2021: £486 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable timing of collections and profit share payments for Xevudy sales and a lower seasonal increase in inventory.

Q1 2022 pipeline highlights (since 9 February 2022)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory action	Cabenuva	FLAIR (HIV, optional oral lead-in)	Regulatory approval (US)
	Cabenuva	MOCHA (HIV, adolescent)	Regulatory approval (US)
	Triumeq	HIV, paediatric, dispersible tablet	Regulatory approval (US)
	Benlysta	BLISS-LN (lupus nephritis, intravenous)	Regulatory approval (China)
	Nucala	Severe eosinophilic asthma, 40 mg prefilled syringe for 6-11 year olds	Positive CHMP opinion (EU)
	Covifenz (Medicago)	COVID-19	Regulatory approval (CA)
Regulatory submissions or acceptances	daprodustat	ASCEND (anaemia of chronic kidney disease)	Regulatory filing acceptance (US, EU)
	COVID-19 vaccine candidate (Sanofi)	COVID-19	Regulatory submission (EU)
Phase III data readouts or other significant events	RSV maternal vaccine candidate	GRACE (RSV, maternal)	Stopped enrolment and vaccination
	COVID-19 vaccine candidate (Sanofi)	COVID-19	Positive phase III data

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2022	bepirovirsen	B-Clear (Hepatitis B virus)	Phase IIb data readout
	RSV older adults vaccine candidate	RSV, older adults	Phase III data readout
	COVID-19 vaccine candidate (Sanofi)	COVID-19	Regulatory submission (US)
	COVID-19 vaccine candidate (SK Bioscience)	COVID-19	Phase III data readout
	COVID-19 vaccine candidate (SK Bioscience)	COVID-19	Regulatory submission (EU)
H2 2022	otilimab	contRAst programme (rheumatoid arthritis)	Phase III data readout
	Blenrep	DREAMM-3 (3L+ multiple myeloma)	Phase III data readout
	Blenrep	DREAMM-3 (3L+ MM)	Regulatory submission (US, EU)
	Jemperli	RUBY (1L endometrial cancer)	Phase III data readout (interim analysis)
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Phase III data readout (interim analysis)
	MenABCWY (gen 1) vaccine candidate	MenABCWY	Phase III data readout
	RSV older adults vaccine candidate	RSV, older adults	Regulatory submission (US)
	Priorix	Measles-mumps-rubella	Regulatory decision (US)
	Menveo	Invasive meningococcal disease, liquid formulation	Regulatory decision (US)
	Rotarix	Rotavirus, liquid formulation	Regulatory decision (US)
	COVID-19 vaccine candidate (SK Bioscience)	COVID-19	Regulatory decision (EU)
	COVID-19 vaccine candidate (Sanofi)	COVID-19	Regulatory decision (US)
	Covifenz (Medicago)	COVID-19	Regulatory submission (US)
2023	otilimab	contRAst programme (rheumatoid arthritis)	Regulatory submission (US, EU)
	daprodustat	ASCEND (anaemia of chronic kidney disease)	Regulatory decision (US, EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout
	Blenrep	DREAMM-3 (3L+ MM)	Regulatory decision (US, EU)
	Blenrep	DREAMM-8 (2L+ MM)	Phase III data readout
	Blenrep	DREAMM-8 (2L+ MM)	Regulatory submission (US, EU)
	Blenrep	DREAMM-7 (2L+ MM)	Phase III data readout
	Blenrep	DREAMM-7 (2L+ MM)	Regulatory submission (US, EU)
	Jemperli	RUBY (1L endometrial cancer)	Regulatory submission (US, EU)
	letetresgene-autoleucel	IGNYTE-ESO (2L+ synovial sarcoma)	Phase II data readout
	RSV older adults vaccine candidate	RSV, older adults	Regulatory decision (US)
	MenABCWY (gen 1) vaccine candidate	MenABCWY	Regulatory submission (US)
	Malaria (fractional dose) vaccine	Malaria	Phase II data readout
	Covifenz (Medicago)	COVID-19	Regulatory decision (US)

Refer to pages 34 to 41 for further details on several key medicines and vaccines in development by therapy area.

Contacts
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/aboutus.
GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)
	Frances De Franco	+1 570 236 4850	(Philadelphia)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Emma White	+44 (0) 7823 523562	(Consumer)
	Rakesh Patel	+44 (0) 7552 484646	(Consumer)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial performance – Q1 2022

Total results

The Total results for the Group are set out below.

	Q1 2022 £m	Q1 2021 £m	Growth £%	Growth CER%

Turnover	9,780	7,418	32	32

Cost of sales	(3,690)	(2,480)	49	49

Gross profit	6,090	4,938	23	24

Selling, general and administration	(2,844)	(2,427)	17	18
Research and development	(1,167)	(1,118)	4	4
Royalty income	139	91	53	53
Other operating income	583	209

Operating profit	2,801	1,693	65	65

Finance income	10	10
Finance expense	(212)	(201)
Share of after tax (losses)/profits of associates and joint ventures	(1)	16

Profit before taxation	2,598	1,518	71	71

Taxation	(431)	(258)
Tax rate %	16.6%	17.0%

Profit after taxation	2,167	1,260	72	72

Profit attributable to non-controlling interests	365	187
Profit attributable to shareholders	1,802	1,073	68	67

	2,167	1,260	72	72

Earnings per share	35.9p	21.5p	67	66

Adjusted results

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q1 2022 and Q1 2021 are set out on page 15. Definition of the Adjusted results are set out on page 20.

	Q1 2022 £m	% of turnover	Growth £%	Growth CER%

Turnover	9,780	100	32	32

Cost of sales	(3,471)	(35.5)	55	55
Selling, general and administration	(2,681)	(27.4)	16	17
Research and development	(1,154)	(11.8)	7	7
Royalty income	139	1.4	53	53

Adjusted operating profit	2,613	26.7	39	39

Adjusted profit before tax	2,410		41	41
Adjusted profit after tax	1,979		42	43
Adjusted profit attributable to shareholders	1,646		44	44

Adjusted earnings per share	32.8p		43	43

Operating profit by segment

	Q1 2022 £m	% of turnover	Growth £%	Growth CER%

Commercial Operations	3,121	43.7	27	27
Research and Development	(1,095)		6	6
Consumer Healthcare	650	24.7	21	26

Segment profit	2,676	27.4	37	38
Corporate & other unallocated costs	(63)

Adjusted operating profit	2,613	26.7	39	39

Turnover

Commercial Operations

	Q1 2022

	£m	Growth £%	Growth CER%

HIV	1,181	15	14
Oncology	127	15	15
Immuno-inflammation, respiratory and other	520	18	18
Pandemic	1,307	-	-

Specialty Medicines	3,135	98	97

Meningitis	212	12	12
Influenza	18	-	-
Shingles	698	>100	>100
Established Vaccines	741	8	8
Pandemic Vaccines	-	-	-

Vaccines	1,669	36	36

Respiratory	1,535	3	3
Other General Medicines	808	-	3

General Medicines	2,343	2	3

Commercial Operations	7,147	40	40

US	3,586	62	57
Europe	1,660	32	36
International	1,901	17	20

Commercial Operations by region	7,147	40	40

Total turnover in the quarter was £7,147 million, up 40% AER, 40% CER, reflecting strong performance in all three product groups. Specialty Medicines included the positive impact of international tender phasing, sales of Xevudy were £1,307 million and contributed 25 percentage points of growth in the quarter. Vaccines benefited from Shingrix post pandemic recovery and retail buy-in in the US. General Medicines reflects recovery of the antibiotics market as well as the benefit of a favourable prior period RAR adjustment.

Specialty Medicines

Specialty Medicines sales in the quarter were £3,135 million, up 98% AER, 97% CER, driven by consistent growth in all therapy areas including sales of Xevudy. Sales growth was up 16% AER, 15% CER excluding Xevudy.

HIV
HIV sales were £1,181 million with growth of 15% AER, 14% CER in the quarter. Growth was driven by new HIV products Dovato, Cabenuva, Rukobia, Juluca and Apretude and phasing. Phasing contributed approximately two thirds of the growth, driven by Tivicay International tenders, US customer ordering patterns and US channel inventory movement.

New HIV products delivered sales of £446 million up 70% AER, 69% CER, representing 38% of the total HIV portfolio. Sales of the oral two drug regimens Dovato and Juluca were £257 million and £133 million respectively with combined growth of 54% AER, 53% CER. Cabenuva, the first long acting injectable, recorded quarterly sales of £38 million. Apretude delivered sales of £2 million.

Oncology
Oncology sales in the quarter were £127 million, up 15% AER, 15% CER. Zejula sales of £98 million, up 11% AER, 11% CER, continue to be adversely impacted by diagnosis rates, particularly in the US. Sales of Blenrep, grew 19% AER, 19% CER to £25 million in the quarter.

Immuno-inflammation, Respiratory and Other
Immuno-inflammation, Respiratory and Other sales were £520 million up 18% AER, 18% CER. Benlysta sales were £215 million, up 21% AER, 18% CER with growth in all regions, including International sales of £26 million up 53% AER, 53% CER. Nucala sales were £295 million, up 16% AER, 16% CER including US sales of £177 million up 18% AER, 15% CER on continued strong demand and additional indications approval and launch. International Nucala sales were £53 million up 26% AER, 31% CER.

Pandemic
Sales of Xevudy were £1,307 million, with no sales in Q1 last year given launch in Q2 2021. Sales were delivered in all regions, comprising US £770 million, Europe £311 million and International £226 million.

Vaccines

Vaccines turnover grew 36% AER, 36% CER to £1,669 million, driven primarily by Shingrix in the US and Europe reflecting strong performance and the benefit of a favourable comparator to Q1 2021 when sales were impacted by COVID-19 related disruptions in several markets and lower CDC purchases.

Meningitis
Meningitis vaccines sales grew 12% AER, 12% CER% to £212 million mainly driven by Bexsero (22% AER, 23% CER to £163 million) reflecting higher CDC purchasing in the US.

Shingles
Shingrix grew >100% AER, >100 CER% to £698 million, primarily due to channel inventory build-up and demand recovery in the US and higher demand in Germany. Launch markets also contributed to increased sales reflecting continued geographic expansion.

Established Vaccines
Established Vaccines grew 8% AER, 8% CER to £741 million mainly as a result of higher CDC purchases of Infanrix/Pediarix and Hepatitis vaccines, US demand and share growth for Boostrix, partially offset by lower Synflorix, Cervarix and MMRV sales in International.

General Medicines

General Medicines sales in the quarter were £2,343 million, up 2% AER, 3% CER, with growth from Trelegy in all regions and the benefit of a favourable prior period RAR adjustment, offsetting the impact of generic competition in US, Europe and Japan.

Respiratory
Respiratory sales were £1,535 million, up 3% AER, 3% CER. Trelegy sales were £340 million, up 37% AER, 35% CER with strong growth in all regions. Advair/Seretide sales of £302 million were down 14% AER, 14% CER on US and Europe generic competition, partially offset by growth in International on targeted promotion.

Other General Medicines
Other General Medicines sales were £808 million, flat at AER, up 3% CER. Augmentin sales were £129 million, up 42% AER, 51% CER reflecting rebound of the antibiotic market post pandemic in the International and Europe regions and in the US, a favourable prior period RAR adjustment was reflected. This offsets ongoing impact of generic competition and approximately two percentage points impact from the divestment of GSK’s cephalosporin products in Q4 2021.

By Region

US
In the US, sales were £3,586 million, up 62% AER, 57% CER, including Xevudy sales of £770 million contributing 34 percentage points of growth. HIV sales of £697 million up 17% AER, 13% CER were driven by growth of new HIV products, customer ordering patterns and lower channel inventory burn. New HIV products delivered sales of £285 million up 72% AER, 66% CER, driven by Dovato and Cabenuva. Nucala and Benlysta both continued to grow double-digits despite some year-end wholesaler destocking, while Oncology growth continued to be impacted by diagnosis rates.

Vaccine sales were £892 million, up 77% AER, 71% CER. Growth was driven by Shingrix reflecting demand recovery and retail buy-in ahead of a price increase. Meningitis, Hepatitis, Infanrix/Pediarix and Boostrix sales all grew in the quarter reflecting CDC purchasing patterns and demand recovery. General Medicines sales were £811 million up 7% AER, 4% CER, benefiting from a favourable prior period RAR adjustment. Trelegy sales continued strong performance on growth of the single inhaler triple therapy market and demand.

Europe
In Europe, sales were £1,660 million, up 32% AER, 36% CER, including Xevudy sales of £311 million contributing 25 percentage points of growth. HIV sales were £299 million up 4% AER, 8% CER driven by Dovato. Strong double-digit growth continued in the quarter on Benlysta, Nucala and Oncology assets.

Vaccine sales were £409 million, up 33% AER, 38% CER. Growth was driven by Shingrix sales of £160 million, up >100% AER, >100% CER on strong demand in Germany post pandemic and channel re-stocking. General Medicines sales were £503 million down 7% AER, 4% CER, with ongoing generic competitive pressures on Seretide, partly offset by strong demand for Trelegy and growth of Augmentin on rebound of the antibiotic market post the pandemic.

International
International sales were £1,901 million, up 17% AER, 20% CER, including Xevudy sales of £226 million contributing 14 percentage points of growth. HIV sales were £185 million up 26% AER, 30% CER primarily driven by tender phasing. Combined Tivicay and Triumeq sales were £148 million with growth of 21% AER and 25% CER. Nucala and Benlysta both continued to grow strongly, due to Japan’s biologicals market growth and China’s National Reimbursement Drug List approval, respectively.

Vaccine sales were £368 million, down 11% AER, 9% CER primarily reflecting phasing of public tenders. General Medicines sales were £1,029 million up 2% AER, 6% CER. Respiratory sales of £480 million were up 1% AER, 4% CER. Strong growth of Trelegy in Japan, China and Canada, and growth of Seretide on targeted promotion, offset impact of generic competition and lower allergy season in Japan. Other General Medicines sales of £549 million, up 4% AER, 8% CER reflect growth of Augmentin on rebound of the antibiotic market post the pandemic.

Consumer Healthcare turnover

	Q1 2022

	£m	Growth £%	Growth CER%

Oral health	740	6	9
Pain relief	639	17	17
Vitamins, minerals and supplements	407	17	15
Respiratory health	370	51	53
Digestive health and other	477	-	(1)

Consumer Healthcare	2,633	14	14

US	857	20	17
Europe	627	4	8
International	1,149	15	17

Consumer Healthcare by region	2,633	14	14

In Q1 2022, Consumer Healthcare turnover grew 14% AER, 14% CER to £2,633 million. Sales grew 15% AER, 16% CER, excluding the impact of brands divested, which were entirely in the Digestive health and other category.

Overall, the business delivered strong growth across all categories. Sales benefited from favourable prior year comparators especially in Respiratory health which saw a strong rebound following the historically low cold and flu season in Q1 2021, with cold and flu sales contributing approximately five percentage points to total growth. In addition, advance retailer and wholesaler stock-in, and initial distributor sell-in due to the systems cutover and distribution business model change ahead of the demerger contributed approximately two percentage points to total growth. Strong sales growth in Pain relief benefited from increased demand during the Omicron wave and an improved capacity in Vitamins, minerals and supplements.

Oral health
Oral health sales grew 6% AER, 9% CER to £740 million. Sensodyne delivered high-single digit growth reflecting underlying brand strength, continued innovation and strong growth across key markets including the US, India, Japan, Middle East and Africa. Paradontax delivered low double-digit growth. Denture care grew low-teens percent following the decrease of sales during the pandemic.

Pain relief
Pain relief sales increased 17% AER, 17% CER to £639 million. Panadol grew mid thirties percent due to a successful campaign aimed at post vaccination use and increased demand during the Omicron wave. Advil grew low thirties percent benefitting from retail stocking patterns in the US versus a decrease in Q1 2021. Excedrin grew high-single digits and Voltaren was stable with growth in China offset by a decrease in Germany.

Vitamins, minerals and supplements
Vitamins, minerals and supplements sales increased 17% AER, 15% CER to £407 million. Centrum grew high-teens percent, with particularly strong growth in China due to consumer focus on immunity as a result of the pandemic. Emergen-C grew high thirties percent versus a high twenties percent decrease in Q1 2021. Caltrate decreased low single digits, high single digit growth in China was insufficient to offset a decline in the US and South East Asia.

Respiratory health
Respiratory health sales increased 51% AER, 53% CER to £370 million. The category rebounded strongly from the historically low demand for cold and flu products in Q1 2021. Cold and flu product sales growth doubled in the US and was strong in Europe, Middle East and Africa and Latin America, with sales ahead of pre-pandemic levels in 2019.

Digestive health and other
Digestive health and other brands were flat AER, down 1% CER to £477 million. Sales grew 5% AER, 4% CER excluding the impact of brands divested. Digestive health increased high-single digits with strong growth in Tums and Eno partially offset by a low-single digit decrease in Nexium. Smokers health also grew high-single digits and Skin health grew low single-digits.

By Region

International and US sales grew high-teens percent on a CER basis with broad growth across categories. European growth was driven by a particularly strong rebound of cold and flu product sales ahead of pre-pandemic sales in 2019.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 37.7%, 4.3 percentage points higher at AER and 4.2 percentage points higher in CER terms than Q1 2021. This included lower write-downs on sites from major restructuring programmes compared to 2021.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 35.5%, 5.3 percentage points higher at AER and at CER compared with Q1 2021. This primarily reflected higher pandemic sales (Xevudy) increasing cost of sales margin by seven percentage points as well as the impact of increased commodity prices and freight costs particularly in Consumer Healthcare. This was partially offset by a favourable mix primarily from increased sales of Shingrix in the US and Europe as well as a one-time benefit from inventory adjustments in the quarter.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 29.1%, 3.6 percentage points lower at AER and 3.5 percentage points lower at CER than in Q1 2021 as the growth in sales outweighed SG&A expenditure growth.

Adjusted SG&A costs as a percentage of turnover were 27.4%, 3.8 percentage points lower at AER than in Q1 2021 and 3.6 percentage points lower at CER. Adjusted SG&A costs increased 16% AER, 17% CER which primarily reflected an increased level of launch investment in Specialty Medicines particularly HIV, Vaccines and increased Consumer Healthcare brand investment to a more normal level compared to challenging conditions in Q1 2021. The growth in Adjusted SG&A also reflected an unfavourable comparison to a beneficial legal settlement in 2021, exchange losses on collaboration profit share and impairment provisions relating to Russia and Ukraine. This growth, however was partly offset by the continuing benefit of restructuring and tight control of ongoing costs.

Research and development
Group R&D expenditure was £1,167 million (11.9% of turnover), up 4% at both AER and CER. Adjusted R&D expenditure was £1,154 million (11.8% of turnover), 7% higher than Q1 2021 at both AER and CER.

Adjusted R&D expenditure excluding Consumer Healthcare was £1,088 million (15.2% of turnover), 6% higher at AER, 6% higher at CER, primarily driven by increases in the Vaccines portfolio. Specialty Medicines investment decreased with reductions in the late-stage Specialty Medicines portfolio partly offset by increased research investment.

In the Vaccines portfolio there has been increased investment in RSV for older adults and meningitis due to the ongoing phase III trials which commenced in 2021 and in Shingrix due to the combination trial exploring the co-administration of Shingrix/Flu/COVID-19 as well as further market expansion. There has also been a significant increase in the level of mRNA investment.

In Specialty Medicines investment continues in Blenrep, Zejula and otilimab but decreased primarily following termination of the Oncology assets bintrafusp alpha and feladilimab in 2021 and following the regulatory submission of daprodustat during Q1 2022. GSK continues to see increased investment in Specialty Medicines due to several early-stage assets progressing to phase I.

Consumer Healthcare adjusted R&D spend was £66 million in the quarter.

Royalty income
Royalty income was £139 million (Q1 2021: £91 million), up 53% AER, 53% CER, primarily reflecting higher sales of Gardasil and royalty income from Gilead under the settlement and licensing agreement with Gilead announced on 1 February 2022 (see page 21).

Other operating income/(expense)
Net other operating income was £583 million (Q1 2021: £209 million) including £924 million upfront income received from the settlement with Gilead. This was partly offset by accounting charges of £335 million (Q1 2021: £107 million) arising from the re-measurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £256 million (Q1 2021: £134 million) for the contingent consideration liability due to Shionogi & Co. Limited (Shionogi), including the unwinding of the discount for £101 million and a charge for £155 million primarily from changes to exchange rates as well as adjustments to sales forecasts.

Operating profit
Total operating profit was £2,801 million compared with £1,693 million in Q1 2021. This included the £924 million upfront settlement income from Gilead as well as increased profits on turnover growth of 32% at CER, partly offset by higher remeasurement charges for contingent consideration liabilities and lower profits on disposals.

Adjusted operating profit was £2,613 million, 39% higher than Q1 2021 at AER and at CER on a turnover increase of 32% CER. The Adjusted operating margin of 26.7% was 1.4 percentage points higher at AER and 1.3 percentage points higher at CER than in Q1 2021. This primarily reflected sales growth of 32% CER which was significantly higher than growth in SG&A and R&D with continued tight cost control and restructuring benefits. The benefit from COVID-19 solutions sales (Xevudy) contributed approximately 11% AER, 11% CER to Adjusted Operating profit growth.

Excluding Consumer Healthcare, Adjusted operating profit was £1,963 million, 46% higher than Q1 2021 at AER and 44% at CER and the Adjusted operating margin was 27.5% which was 1.1 percentage points higher at AER and 0.8 percentage points higher at CER than in Q1 2021. This primarily reflected the benefit from COVID-19 solutions sales (Xevudy), which contributed approximately 16% AER, 15% CER to Adjusted operating profit growth and reduced the Adjusted operating margin by approximately 2.6 percentage points at AER and 2.5 percentage points at CER. Adjusted operating profit growth also includes leverage from strong sales growth with margin improvement from sales mix, primarily Shingrix.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q1 2022 amounted to £211 million (Q1 2021: £221 million). These included cash payments made to Shionogi of £208 million (Q1 2021: £216 million).

Adjusted operating profit by business
Commercial Operations operating profit was £3,121 million, up 27% AER and CER on a turnover increase of 40% CER. The operating margin of 43.7% was 4.3 percentage points lower at both AER and CER than in Q1 2021. This primarily reflected strong sales of lower margin Xevudy in the quarter, increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher commodity, freight and distribution costs as well as an adverse comparison to a favourable legal settlement in Q1 2021. This was partly offset by continued tight control of ongoing costs, benefits from continued restructuring and increased royalty income from Gardasil sales and, following the settlement with Gilead in February 2022, Biktarvy sales.

R&D segment operating expenses were £1,095 million, up 6% AER, 6% CER, primarily driven by increased investment in Vaccines including priority investments for RSV Older Adult, MenABCWY and mRNA.

Consumer Healthcare operating profit was £650 million, up 21% AER, 26% CER on a turnover increase of 14% CER. The operating margin of 24.7% was 1.5 percentage points higher at AER and 2.3 percentage points higher on a CER basis than in Q1 2021. This reflected strong leverage from volume growth and price increases, supply chain efficiencies and incremental synergy benefits from the Pfizer Joint Venture partially offset by increased brand investment, increased commodity and freight costs as well as new costs in 2022 associated with starting to run Consumer Healthcare as a standalone company.

Net finance costs
Total net finance costs were £202 million compared with £191 million in Q1 2021. Adjusted net finance costs were £202 million compared with £190 million in Q1 2021. The increase primarily reflected higher interest expense on debt due to adverse movements in exchange rates and the newly issued Consumer Healthcare bond debt.

Share of after tax profits of associates and joint ventures
The share of after tax loss of associates and joint ventures was £1 million (Q1 2021: £16 million profit).

Taxation
The charge of £431 million represented an effective tax rate on Total results of 16.6% (Q1 2021: 17.0%) and reflected the different tax effects of the various Adjusting items. Tax on Adjusted profit amounted to £431 million and represented an effective Adjusted tax rate of 17.9% (Q1 2021: 18.6%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2021. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £365 million (Q1 2021: £187 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £227 million (Q1 2021: £76 million), including the Gilead upfront settlement income partly offset by increased credits for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £333 million (Q1 2021: £246 million). The increase in allocation primarily reflected an increase in allocation of Consumer Healthcare Joint Venture profits of £154 million (Q1 2021: £114 million) and an increase allocation of ViiV Healthcare profits of £113 million (Q1 2021: £108 million), as well as higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total EPS was 35.9p compared with 21.5p in Q1 2021. This primarily reflected leverage from significant sales growth during the quarter and income of £924 million from the settlement with Gilead partly offset by an increase in finance costs.

Adjusted EPS was 32.8p compared with 22.9p in Q1 2021, up 43% AER 43% CER, on a 39% CER increase in Adjusted operating profit primarily reflecting increased sales of Specialty Medicines and Vaccines including COVID-19 solutions sales, tight cost control and a lower effective tax rate. These were partly offset by higher supply chain costs, increased R&D investment, favourable legal settlements in Q1 2021 and higher interest costs. The contribution to growth from COVID-19 solutions was approximately 15% AER, 15% CER.

Currency impact on Q1 2022 results
The results for Q1 2022 are based on average exchange rates, principally £1/$1.34, £1/€1.19 and £1/Yen 156. Comparative exchange rates are given on page 31. The period-end exchange rates were £1/$1.31, £1/€1.18 and £1/Yen 160.

In Q1 2022, turnover was up 32% AER and CER. Total EPS was 35.9p compared with 21.5p in Q1 2021. Adjusted EPS was 32.8p compared with 22.9p in Q1 2021, up 43% at both AER and CER. The currency impact was largely neutral reflecting the strengthening in Sterling against the Euro and Japanese Yen offset by the weakening of Sterling against the US Dollar. Exchange gains or losses on the settlement of intercompany transactions had a one percent favourable impact on the neutral currency impact on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q1 2022 and Q1 2021 are set out below.

Three months ended 31 March 2022

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Sepa- ration costs £m	Adjusted results £m

Turnover	9,780							9,780
Cost of sales	(3,690)	174	17	16	12			(3,471)

Gross profit	6,090	174	17	16	12			6,309

Selling, general and administration	(2,844)			37		9	117	(2,681)
Research and development	(1,167)	23	(16)	6				(1,154)
Royalty income	139							139
Other operating income/(expense)	583				335	(940)	22	-

Operating profit	2,801	197	1	59	347	(931)	139	2,613

Net finance cost	(202)							(202)
Share of after tax losses of associates and joint ventures	(1)							(1)

Profit before taxation	2,598	197	1	59	347	(931)	139	2,410

Taxation	(431)	(40)	1	(14)	(53)	132	(26)	(431)
Tax rate %	16.6%							17.9%

Profit after taxation	2,167	157	2	45	294	(799)	113	1,979

Profit attributable to non-controlling interests	365				(32)			333

Profit attributable to shareholders	1,802	157	2	45	326	(799)	113	1,646

Earnings per share	35.9p	3.1p	-	0.9p	6.5p	(15.9)p	2.3p	32.8p

Weighted average number of shares (millions)	5,020							5,020

Three months ended 31 March 2021

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Sepa- ration costs £m	Adjusted results £m

Turnover	7,418							7,418
Cost of sales	(2,480)	175	1	34	7	27		(2,236)

Gross profit	4,938	175	1	34	7	27		5,182

Selling, general and administration	(2,427)			75		2	35	(2,315)
Research and development	(1,118)	26	13	2				(1,077)
Royalty income	91							91
Other operating income/(expense)	209			(1)	109	(317)		-

Operating profit	1,693	201	14	110	116	(288)	35	1,881

Net finance cost	(191)			1				(190)
Share of after tax profits of associates and joint ventures	16							16

Profit before taxation	1,518	201	14	111	116	(288)	35	1,707

Taxation	(258)	(39)	(3)	(24)	(31)	44	(7)	(318)
Tax rate %	17.0%							18.6%

Profit after taxation	1,260	162	11	87	85	(244)	28	1,389

Profit attributable to non-controlling interests	187				59			246

Profit attributable to shareholders	1,073	162	11	87	26	(244)	28	1,143

Earnings per share	21.5p	3.2p	0.2p	1.7p	0.5p	(4.8)p	0.6p	22.9p

Weighted average number of shares (millions)	4,993							4,993

Major restructuring and integration

Total Major restructuring charges incurred in Q1 2022 were £59 million (Q1 2021: £110 million), analysed as follows:

	Q1 2022			Q1 2021

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	13	38	51	79	9	88
Consumer Healthcare Joint Venture integration programme	2	4	6	40	4	44
Legacy programmes	1	1	2	7	(29)	(22)

	16	43	59	126	(16)	110

Cash charges of £13 million under the Separation Preparation programme primarily arose from the restructuring of some administrative functions as well as commercial pharmaceuticals and R&D functions. The non-cash charges of £38 million primarily reflected the write-down of assets in administrative locations and R&D sites.

Total cash payments made in Q1 2022 were £171 million (Q1 2021: £211 million), £120 million (Q1 2021: £100 million) relating to the Separation Preparation restructuring programme, a further £31 million (Q1 2021: £60 million) relating to the Consumer Healthcare Joint Venture integration programme and £20 million (Q1 2021: £51 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by Income statement line was as follows:

	Q1 2022 £m	Q1 2021 £m

Cost of sales	16	34
Selling, general and administration	37	75
Research and development	6	2
Other operating income	-	(1)

Total Major restructuring costs	59	110

The benefit in the quarter from restructuring programmes was £0.1 billion, primarily relating to the Separation Preparation restructuring programme.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: new GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of human genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support new GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets
●	Prepare Consumer Healthcare to operate as a standalone company

The programme continues to target delivery of £0.8 billion of annual savings by 2022 and £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of divestments have largely covered the cash costs of the programme.

The completion of the Consumer Healthcare Joint Venture with Pfizer has realised substantial cost synergies and largely delivered the expected total annual cost savings of £0.5 billion by 2021. In February 2022, at the Haleon Capital Markets Day, the projected savings from this programme were announced as increased by £0.1 billion to £0.6 billion by 2022. The cash costs are expected to be £0.7 billion and non-cash charges are expected to be £0.1 billion, plus an additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £347 million (Q1 2021: £116 million). This included a net £332 million accounting charge for the re-measurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q1 2022 £m	Q1 2021 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	256	134
ViiV Healthcare put options and Pfizer preferential dividends	32	(53)
Contingent consideration on former Novartis Vaccines business	44	26
Other adjustments	15	9

Total transaction-related charges	347	116

The £256 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £101 million and a charge of £155 million primarily from exchange rates as well as adjustments to sales forecasts. The £32 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated exchange rates and adjustments to sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 21.

Divestments, significant legal charges, and other items
Divestments, significant legal charges and other items primarily included the £924 million upfront settlement income received from Gilead, as well as gains from a number of asset disposals, fair value gains on investments and certain other Adjusting items.

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”). Total separation costs incurred in Q1 2022 were £139 million (Q1 2021: £35 million). This includes £22 million relating to transaction costs incurred in connection with the demerger and preparatory admission costs related to the listing of Consumer Healthcare.

Total separation costs are estimated to be £600-700 million, excluding transaction costs.

Cash generation

Cash flow

	Q1 2022	Q1 2021

Cash generated from operations (£m)	2,755	486
Net cash inflow from operating activities (£m)	2,542	331
Free cash flow* (£m)	1,650	(3)
Free cash flow growth (%)	>100%	>(100)%
Free cash flow conversion* (%)	92%	<-%
Net debt** (£m)	19,351	21,402

*	Free cash flow and free cash flow conversion are defined on page 42.
**	Net debt is analysed on page 33.

Q1 2022
Cash generated from operating activities for the quarter was £2,755 million (Q1 2021: £486 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable timing of collections and profit share payments for Xevudy sales and a lower seasonal increase in inventory.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £208 million (Q1 2021: £216 million), of which £183 million was recognised in cash flows from operating activities and £25 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow was £1,650 million for the quarter (Q1 2021: £3 million outflow). The increase primarily reflected the significant increase in operating profit including the upfront income from the settlement with Gilead, favourable timing of collections and profit share payments for Xevudy sales and lower seasonal increase in inventory. This was partially offset by lower proceeds from disposals and higher purchases of intangible asset, as well as higher tax payments and capital expenditure.

Net debt
At 31 March 2022, net debt was £19.4 billion, compared with £19.8 billion at 31 December 2021, comprising gross debt of £33.3 billion which increased primarily due to the debt issuance for Consumer Healthcare, cash and liquid investments of £11.0 billion and cash advances and a short-term loan to a subsidiary of Pfizer Inc. of £2.9 billion, reflecting an on-lend of a portion of the cash received from the proceeds of the Consumer Healthcare bond issuance in line with Pfizer’s shareholding of the Consumer Healthcare Joint Venture. Net debt reduced due to £1.7 billion free cash flow partly offset by the dividends paid to shareholders of £1.0 billion, £0.2 billion of net adverse exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items and additional investments of £0.1 billion.

At 31 March 2022, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £4.1 billion with loans of £3.9 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a first interim dividend for 2022 of 14 pence per share (Q1 2021: 19 pence per share).

As set out at the new GSK Investor Update in June 2021, from 2022 GSK will adopt a progressive dividend policy targeting a dividend pay-out ratio equivalent to 40 to 60% over the investment cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for new GSK and new Consumer Healthcare remain unchanged.

GSK expects to declare a 27p per share dividend payable by the current group for the first half. This comprises 22p per share for new GSK and 5p per share representing Consumer Healthcare during the first half whilst part of the group. For the second half of 2022, new GSK continues to expect to declare a 22p per share dividend. As previously communicated, new GSK would expect to declare a dividend of 45p per share for 2023.

Following separation, the dividend policy for the new Consumer Healthcare company will be the responsibility of its Board of Directors and is expected to be guided by a 30 to 50 per cent pay-out ratio. We expect a second-half dividend from the new Consumer Healthcare company equivalent to a pay-out of around 3p per share, subject to its Board’s decisions on the intra-year phasing of dividend payments.

In aggregate, this would represent on the full year 2022 basis the equivalent of a Group dividend of around 52p per share. Dividends payable by Consumer Healthcare will only be receivable by shareholders who remain invested in Consumer Healthcare post-separation and at the appropriate record dates.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 29 June 2022. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 19 May 2022, with a record date of 20 May 2022 and a payment date of 1 July 2022.

	Paid/ payable	Pence per share	£m

2022
First interim	1 July 2022	14	704

2021
First interim	8 July 2021	19	951
Second interim	7 October 2021	19	951
Third interim	13 January 2022	19	952
Fourth interim	7 April 2022	23	1,157

		80	4,011

Weighted average number of shares
	Q1 2022 millions	Q1 2021 millions

Weighted average number of shares – basic	5,020	4,993
Dilutive effect of share options and share awards	48	44

Weighted average number of shares – diluted	5,068	5,037

At 31 March 2022, 5,030 million shares (Q1 2021: 5,003 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 1.8 million shares under employee share schemes in the period for proceeds of £17 million (Q1 2021: £15 million).

At 31 March 2022 , the ESOP Trust held 53.2 million GSK shares against the future exercise of share options and share awards. The carrying value of £403 million has been deducted from other reserves. The market value of these shares was £882 million.

At 31 March 2022, the company held 304.9 million Treasury shares at a cost of £4,265 million, which has been deducted from retained earnings.

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 42.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

●	separation costs include costs to establish Consumer Healthcare as an independent business, as well as admission listing and demerger costs

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on page 15.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2021.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare in February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare's US Patent No. 8,129,385 on 5 October 2027. Gilead's obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in Q1 2022 were £208 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 57 and 58 of the Annual Report 2021.

Financial information

Income statements

	Q1 2022 £m	Q1 2021 £m

TURNOVER	9,780	7,418

Cost of sales	(3,690)	(2,480)

Gross profit	6,090	4,938

Selling, general and administration	(2,844)	(2,427)
Research and development	(1,167)	(1,118)
Royalty income	139	91
Other operating income	583	209

OPERATING PROFIT	2,801	1,693

Finance income	10	10
Finance expense	(212)	(201)
Share of after tax (losses)/profits of associates and joint ventures	(1)	16

PROFIT BEFORE TAXATION	2,598	1,518

Taxation	(431)	(258)
Tax rate %	16.6%	17.0%

PROFIT AFTER TAXATION	2,167	1,260

Profit attributable to non-controlling interests	365	187
Profit attributable to shareholders	1,802	1,073

	2,167	1,260

EARNINGS PER SHARE	35.9p	21.5p

Diluted earnings per share	35.6p	21.3p

Statement of comprehensive income

	Q1 2022 £m	Q1 2021 £m

Profit for the period	2,167	1,260

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	267	(267)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates
Fair value movements on cash flow hedges	194	(11)
Reclassification of cash flow hedges to income statement	(1)	14
Deferred tax on fair value movements on cash flow hedges	(44)	-

	416	(264)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	4	(34)
Fair value movements on equity investments	(543)	236
Tax on fair value movements on equity investments	47	54
Re-measurement gains on defined benefit plans	313	23
Tax on re-measurement losses on defined benefit plans	(73)	(12)

	(252)	267

Other comprehensive income for the period	164	3

Total comprehensive income for the period	2,331	1,263

Total comprehensive income for the period attributable to:
Shareholders	1,962	1,110
Non-controlling interests	369	153

	2,331	1,263

Specialty Medicines turnover – three months ended 31 March 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	1,181	15	14	697	17	13	299	4	8	185	26	30

Dolutegravir products	1,102	11	11	641	11	8	287	3	6	174	30	34
Tivicay	320	6	7	160	(2)	(5)	65	(13)	(11)	95	51	57
Triumeq	392	(10)	(11)	245	(4)	(7)	94	(22)	(20)	53	(10)	(8)
Juluca	133	19	18	99	19	16	30	15	23	4	33	33
Dovato	257	82	82	137	85	78	98	69	76	22	>100	>100

Rukobia	16	>100	>100	15	>100	>100	1	>100	>100	-	-	-
Cabenuva	38	>100	>100	32	>100	>100	6	-	-	-	-	-
Apretude	2	-	-	2	-	-	-	-	-	-	-	-
Other	23	(28)	(19)	7	(42)	(33)	5	(29)	(14)	11	(15)	(8)

Oncology	127	15	15	69	6	3	54	26	30	4	>100	>100

Zejula	98	11	11	51	-	(4)	43	19	22	4	>100	>100
Blenrep	25	19	19	16	14	14	9	29	29	-	-	-
Jemperli	4	>100	>100	2	-	-	2	>100	>100	-	-	-

Immuno- inflammation, respiratory and other	520	18	18	347	18	14	84	8	13	89	35	38

Benlysta	215	21	18	170	17	14	19	19	19	26	53	53
Nucala	295	16	16	177	18	15	65	5	10	53	26	31

Pandemic	1,307	-	-	770	-	-	311	-	-	226	-	-

Xevudy	1,307	-	-	770	-	-	311	-	-	226	-	-

Specialty Medicines	3,135	98	97	1,883	97	91	748	83	88	504	>100	>100

Vaccines turnover – three months ended 31 March 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	212	12	12	99	80	75	83	(8)	(6)	30	(33)	(29)

Bexsero	163	22	23	66	>100	>100	79	(7)	(5)	18	-	11
Menveo	42	8	5	33	37	33	3	(25)	(25)	6	(45)	(45)
Other	7	(59)	(59)	-	-	-	1	-	-	6	(63)	(63)

Influenza	18	-	-	1	>100	>100	-	-	-	17	(6)	(6)

Fluarix, FluLaval	18	-	-	1	>100	>100	-	-	-	17	(6)	(6)

Shingles	698	>100	>100	490	82	77	160	>100	>100	48	78	70

Shingrix	698	>100	>100	490	82	77	160	>100	>100	48	78	70

Established Vaccines	741	8	8	302	67	61	166	(11)	(8)	273	(15)	(14)

Infanrix, Pediarix	175	29	27	112	75	70	29	(27)	(25)	34	6	6
Boostrix	126	34	33	70	63	58	33	(8)	(6)	23	53	53

Hepatitis	122	28	27	78	53	47	29	21	25	15	(25)	(20)

Rotarix	117	3	5	35	59	55	32	7	10	50	(19)	(15)

Synflorix	81	(21)	(19)	-	-	-	6	(50)	(42)	75	(17)	(16)

Priorix, Priorix Tetra, Varilrix	47	(25)	(25)	-	-	-	28	(12)	(9)	19	(39)	(42)
Cervarix	29	(36)	(38)	-	-	-	4	(50)	(50)	25	(32)	(35)
Other	44	10	13	7	>100	>100	5	25	25	32	(9)	(3)

Pandemic vaccines	-	-	-	-	-	-	-	-	-	-	-	-
Pandemic adjuvant	-	-	-	-	-	-	-	-	-	-	-	-

Vaccines	1,669	36	36	892	77	71	409	33	38	368	(11)	(9)

General Medicines turnover – three months ended 31 March 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	1,535	3	3	722	6	3	333	(2)	1	480	1	4

Arnuity Ellipta	13	>100	>100	11	>100	>100	-	-	-	2	-	-
Anoro Ellipta	98	(16)	(15)	41	(35)	(37)	38	6	8	19	6	11
Avamys/Veramyst	94	(9)	(5)	-	-	-	16	-	6	78	(10)	(7)
Flixotide/Flovent	127	9	8	85	21	17	18	12	12	24	(23)	(16)
Incruse Ellipta	50	(4)	(6)	26	(4)	(4)	16	(11)	(6)	8	14	(14)
Relvar/Breo Ellipta	275	3	3	120	7	4	83	1	5	72	(3)	-
Seretide/Advair	302	(14)	(14)	84	(28)	(30)	73	(23)	(21)	145	4	5
Trelegy Ellipta	340	37	35	238	38	34	53	18	20	49	63	70
Ventolin	201	6	6	117	4	1	30	20	24	54	4	10
Other Respiratory	35	(15)	(10)	-	-	-	6	-	17	29	(17)	(11)

Other General Medicines	808	-	3	89	14	12	170	(16)	(13)	549	4	8

Dermatology	92	(8)	(5)	-	-	-	27	(21)	(18)	65	(2)	2
Augmentin	129	42	51	-	-	-	36	57	65	93	37	46
Avodart	81	(2)	(1)	-	-	-	27	(10)	(10)	54	4	6
Lamictal	120	3	3	59	7	4	26	(7)	(4)	35	6	9
Other	386	(8)	(5)	30	36	36	54	(39)	(36)	302	(3)	1

General Medicines	2,343	2	3	811	7	4	503	(7)	(4)	1,029	2	6

Commercial Operations turnover – three months ended 31 March 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Commercial Operations	7,147	40	40	3,586	62	57	1,660	32	36	1,901	17	20

Balance sheet

	31 March 2022 £m	31 December 2021 £m
ASSETS
Non-current assets
Property, plant and equipment	9,964	9,932
Right of use assets	740	740
Goodwill	10,705	10,552
Other intangible assets	30,468	30,079
Investments in associates and joint ventures	83	88
Other investments	1,656	2,126
Deferred tax assets	5,263	5,218
Derivative financial instruments	16	18
Other non-current assets	1,806	1,676

Total non-current assets	60,701	60,429

Current assets
Inventories	6,003	5,783
Current tax recoverable	497	486
Trade and other receivables	8,300	7,860
Derivative financial instruments	176	188
Liquid investments and short term loans to third parties	3,010	61
Cash and cash equivalents	10,967	4,274
Assets held for sale	35	22

Total current assets	28,988	18,674

TOTAL ASSETS	89,689	79,103

LIABILITIES
Current liabilities
Short-term borrowings	(4,102)	(3,601)
Contingent consideration liabilities	(971)	(958)
Trade and other payables	(17,577)	(17,554)
Derivative financial instruments	(152)	(227)
Current tax payable	(783)	(489)
Short-term provisions	(693)	(841)

Total current liabilities	(24,278)	(23,670)

Non-current liabilities
Long-term borrowings	(29,226)	(20,572)
Corporation tax payable	(184)	(180)
Deferred tax liabilities	(3,668)	(3,556)
Pensions and other post-employment benefits	(2,940)	(3,113)
Other provisions	(643)	(630)
Derivative financial instruments	(23)	(1)
Contingent consideration liabilities	(5,198)	(5,118)
Other non-current liabilities	(897)	(921)

Total non-current liabilities	(42,779)	(34,091)

TOTAL LIABILITIES	(67,057)	(57,761)

NET ASSETS	22,632	21,342

EQUITY
Share capital	1,347	1,347
Share premium account	3,436	3,301
Retained earnings	9,637	7,944
Other reserves	1,761	2,463

Shareholders’ equity	16,181	15,055

Non-controlling interests	6,451	6,287

TOTAL EQUITY	22,632	21,342

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2022	1,347	3,301	7,944	2,463	15,055	6,287	21,342

Profit for the period			1,802		1,802	365	2,167
Other comprehensive income/(expense) for the period			507	(347)	160	4	164

Total comprehensive income/(expense) for the period			2,309	(347)	1,962	369	2,331

Distributions to non-controlling interests						(213)	(213)
Contributions from non-controlling interests						8	8
Dividends to shareholders			(952)		(952)		(952)
Shares issued		17			17		17
Shares acquired by ESOP Trusts		118	704	(822)	-		-
Realised after tax losses on disposal of equity investments			(10)	10	-		-
Write-down on shares held by ESOP Trusts			(457)	457	-		-
Share-based incentive plans			99		99		99

At 31 March 2022	1,347	3,436	9,637	1,761	16,181	6,451	22,632

At 1 January 2021	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the period			1,073		1,073	187	1,260
Other comprehensive (expense)/ income for the period			(255)	292	37	(34)	3

Total comprehensive income for the period			818	292	1,110	153	1,263

Distributions to non-controlling interests						(236)	(236)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(946)		(946)		(946)
Shares issued		15			15		15
Realised after tax profits on disposal of equity investments			29	(29)	-		-
Write-down on shares held by ESOP Trusts			(55)	55	-		-
Share-based incentive plans			99		99		99

At 31 March 2021	1,346	3,296	6,700	3,523	14,865	6,145	21,010

Cash flow statement

	Q1 2022 £m	Q1 2021 £m

Profit after tax	2,167	1,260
Tax on profits	431	258
Share of after tax (losses)/profits of associates and joint ventures	1	(16)
Net finance expense	202	191
Depreciation, amortisation and other adjusting items	704	361
Decrease in working capital	(671)	(539)
Contingent consideration paid	(185)	(192)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	106	(837)

Cash generated from operations	2,755	486
Taxation paid	(213)	(155)

Net cash inflow from operating activities	2,542	331

Cash flow from investing activities
Purchase of property, plant and equipment	(222)	(201)
Proceeds from sale of property, plant and equipment	6	37
Purchase of intangible assets	(379)	(153)
Proceeds from sale of intangible assets	9	328
Purchase of equity investments	(45)	(103)
Proceeds from sale of equity investments	-	44
Contingent consideration paid	(26)	(29)
Disposal of businesses	1	3
Cash advances and loans to third parties	(2,947)	-
Interest received	10	8
Decrease in liquid investments	-	18

Net cash outflow from investing activities	(3,593)	(48)

Cash flow from financing activities
Issue of share capital	17	15
Shares acquired by ESOP Trusts	(5)	-
Increase in long-term loans	9,205	-
Repayment of short-term loans	(249)	(5)
Repayment of lease liabilities	(59)	(49)
Interest paid	(85)	(95)
Dividends paid to shareholders	(952)	(946)
Distributions to non-controlling interests	(213)	(236)
Contributions from non-controlling interests	8	7
Other financing items	306	(67)

Net cash inflow/(outflow) from financing activities	7,973	(1,376)

Increase/(decrease) in cash and bank overdrafts in the period	6,922	(1,093)

Cash and bank overdrafts at beginning of the period	3,817	5,262
Exchange adjustments	12	(35)
Increase/(decrease) in cash and bank overdrafts	6,922	(1,093)

Cash and bank overdrafts at end of the period	10,751	4,134

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	10,967	4,757
Overdrafts	(216)	(623)

	10,751	4,134

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK has revised its operating segments from Q1 2022. Previously, GSK reported results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare. From the first quarter 2022, GSK reports results under three segments: Commercial Operations; Total R&D and Consumer Healthcare, and members of the GLT are responsible for each segment. Comparative information in this announcement has been retrospectively restated on a consistent basis.

R&D investment is essential for the sustainability of the business. However for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment
	Q1 2022 £m	Q1 2021 £m	Growth £%	Growth CER%

Commercial Operations	7,147	5,106	40	40
Consumer Healthcare	2,633	2,312	14	14

Total turnover	9,780	7,418	32	32

Operating profit by segment
	Q1 2022 £m	Q1 2021 £m	Growth £%	Growth CER%

Commercial Operations	3,121	2,451	27	27
Research and Development	(1,095)	(1,030)	6	6
Consumer Healthcare	650	535	21	26

Segment profit	2,676	1,956	37	38
Corporate and other unallocated costs	(63)	(75)

Adjusted operating profit	2,613	1,881	39	39
Adjusting items	188	(188)

Total operating profit	2,801	1,693	65	65

Finance income	10	10
Finance costs	(212)	(201)
Share of after tax (losses)/profits of associates and joint ventures	(1)	16

Profit before taxation	2,598	1,518	71	71

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets; major restructuring costs, which include impairments of tangible assets and computer software; transaction-related adjustments related to significant acquisitions; proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items, and separation costs.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2021. At 31 March 2022, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 14) was £0.2 billion (31 December 2021: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the date of the Annual Report 2021 are as follows:

Dovato
In September 2019, ViiV Healthcare received a paragraph IV letter from Cipla Ltd. (Cipla) relating to Dovato and challenging only the crystal form patent. On 4 November 2019, ViiV Healthcare filed suit against Cipla in the US District Court for the District of Delaware. In March 2022, the parties reached a settlement, thereby concluding the matter.

Juluca
In January 2020, ViiV Healthcare received a paragraph IV letter from Lupin Ltd. (Lupin) relating to Juluca and challenging the crystal form patent as well as a patent relating to the combination of dolutegravir and rilpivirine that expires on 24 January 2031. On 28 February 2020, ViiV Healthcare filed suit against Lupin on both patents. In March 2022, the parties reached a settlement, thereby concluding the matter.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2022, and should be read in conjunction with the Annual Report 2021, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2021.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2021.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2021 were published in the Annual Report 2021, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all its principal risks have been assessed, with appropriate mitigation plans put in place. GSK is encouraged by the uptake in demand in the first quarter for its medicines and vaccines, particularly Shingrix. Overall, the Company remains confident in the underlying demand for its medicines and vaccines. GSK is encouraged by the rate at which COVID-19 vaccinations and boosters have been administered worldwide, providing support for healthcare systems ahead of the anticipated return to normal. This continues, however, to be a dynamic situation with the risk of future variants of concern unknown; these variants of concern could potentially impact GSK’s trading results, clinical trials, supply continuity, and its employees materially.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2022	Q1 2021	2021

Average rates:
US$/£	1.34	1.38	1.38
Euro/£	1.19	1.14	1.16
Yen/£	156	146	151

Period-end rates:
US$/£	1.31	1.38	1.35
Euro/£	1.18	1.17	1.19
Yen/£	160	152	155

During Q1 2022 average Sterling exchange rates were stronger against the Yen and the Euro but weaker against the US Dollar compared with the same period in 2021. Period-end Sterling exchange rates were stronger against the Euro and the Yen and weaker against the US Dollar compared with the 2021 period-end rates.

Name change
GSK announces that it will change its company name to GSK plc from GlaxoSmithKline plc from a date in mid-May. A subsequent announcement will be made when the name change becomes effective. The company’s stock ticker on the LSE and NYSE (“GSK”) will not change. No action is required on the part of any equity holders with respect to their rights as an equity holder.

Net assets
The book value of net assets increased by £1,290 million from £21,342 million at 31 December 2021 to £22,632 million at 31 March 2022. This primarily reflected the Total profit for the period, the re-measurement gains on the defined benefit plans plus an increase in intangible assets, other non-current assets and trade receivables. These increases were partially offset by the decrease in fair value of equity investments and the dividends paid during the period. Cash and cash equivalents and long term borrowings increased due to the Consumer Healthcare bond debt issuance.

The carrying value of investments in associates and joint ventures at 31 March 2022 was £83 million (31 December 2021: £88 million), with a market value of £83 million (31 December 2021: £88 million).

At 31 March 2022, the net deficit on the Group’s pension plans was £914 million compared with £1,129 million at 31 December 2021. The decrease in the net deficit primarily relate to increase in the rates used to discount UK pension liabilities from 2.0% to 2.8%, and US pension liabilities from 2.7% to 3.7%, partly offset by an increase in the UK inflation rate from 3.2% to 3.5%, increase in the US cash balance credit rate from 2.0% to 2.4% and lower UK asset values.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,040 million (31 December 2021: £1,008 million).

Contingent consideration amounted to £6,169 million at 31 March 2022 (31 December 2021: £6,076 million), of which £5,607 million (31 December 2021: £5,559 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £529 million (31 December 2021: £479 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 March 2022, £947 million (31 December 2021: £937 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

Q1 2022	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,559	6,076
Re-measurement through income statement	256	304
Cash payments: operating cash flows	(183)	(185)
Cash payments: investing activities	(25)	(26)

Contingent consideration at end of the period	5,607	6,169

Q1 2021	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,359	5,869
Re-measurement through income statement	134	160
Cash payments: operating cash flows	(189)	(192)
Cash payments: investing activities	(27)	(29)

Contingent consideration at end of the period	5,277	5,808

Contingent liabilities
There were contingent liabilities at 31 March 2022 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 30.

Business acquisitions
On 13 April 2022, GSK announced it had reached agreement to acquire Sierra Oncology, Inc. a California-based, late-stage biopharmaceutical company focused on targeted therapies for the treatment of rare forms of cancer, for $55 per share of common stock in cash representing an approximate total equity value of $1.9 billion (£1.5 billion). Under the terms of the agreement, the acquisition will be effected through a one-step merger in which the shares of Sierra Oncology outstanding will be cancelled and converted into the right to receive $55 per share in cash. Subject to customary conditions, including the approval of the merger by at least a majority of the issued and outstanding shares of Sierra Oncology, and the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the transaction is expected to close in the third quarter of 2022 or before.

Reconciliation of cash flow to movements in net debt

	Q1 2022 £m	Q1 2021 £m

Net debt at beginning of the period	(19,838)	(20,780)

Increase/(decrease) in cash and bank overdrafts	6,922	(1,093)
Decrease in liquid investments	-	(18)
Net decrease in short-term loans	249	5
Increase in long-term loans	(9,205)	-
Repayment of lease liabilities	59	49
Cash advances and loans to third parties	2,947	-
Exchange adjustments	(427)	466
Other non-cash movements	(58)	(31)

Decrease in net debt	487	(622)

Net debt at end of the period	(19,351)	(21,402)

Net debt analysis

	31 March 2022 £m	31 December 2021 £m

Liquid investments	63	61
Cash and cash equivalents	10,967	4,274
Cash advances and loans to third parties	2,947	-
Short-term borrowings	(4,102)	(3,601)
Long-term borrowings	(29,226)	(20,572)

Net debt at end of the period	(19,351)	(19,838)

Free cash flow reconciliation

	Q1 2022 £m	Q1 2021 £m

Net cash inflow from operating activities	2,542	331
Purchase of property, plant and equipment	(222)	(201)
Proceeds from sale of property, plant and equipment	6	37
Purchase of intangible assets	(379)	(153)
Proceeds from disposals of intangible assets	9	328
Net finance costs	(75)	(87)
Dividends from joint ventures and associates	-	-
Contingent consideration paid (reported in investing activities)	(26)	(29)
Distributions to non-controlling interests	(213)	(236)
Contributions from non-controlling interests	8	7

Free cash flow	1,650	(3)

R&D commentary

GSK focuses on the science of the immune system, human genetics, and advanced technologies to develop Specialty Medicines and Vaccines in four core therapeutic areas – Infectious Diseases, HIV, Oncology and Immunology. GSK remains open to opportunities outside of these core therapy areas, specifically those opportunities that are aligned to the Company’s focus on the science of the immune system and human genetic validation. The table below highlights medicines and vaccines in late-stage (phase III) development by therapy area:

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	21	Infectious Diseases (11)
		●	Bexsero infants (US) vaccine
		●	COVID-19 (Medicago) vaccine candidate
		●	COVID-19 (Sanofi) vaccine candidate
		●	COVID-19 (SK Bioscience) vaccine candidate
		●	MenABCWY (1st gen) vaccine candidate
		●	Menveo liquid vaccine
		●	MMR (US) vaccine
		●	Rotarix liquid (US) vaccine
		●	RSV older adults vaccine candidate
		●	gepotidacin (bacterial topoisomerase inhibitor) uUTIand GC
		●	Xevudy (sotrovimab/VIR-7831) COVID-19

Oncology (4)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (PD-1 antagonist) 1L endometrial cancer
		●	Zejula (PARP inhibitor) 1L ovarian, lung and breast cancer
		●	letetresgene-autoleucel (NY-ESO-1 TCR) synovial sarcoma/myxoid/round cell liposarcoma

Immunology (4)
		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	depemokimab (LA anti-IL5 antagonist) asthma, eosinophilic granulomatosis with polyangiitis, chronic rhinosinusitis with nasal polyps
		●	Nucala chronic obstructive pulmonary disease
		●	otilimab (aGM-CSF inhibitor) rheumatoid arthritis

Opportunity driven (2)
		●	daprodustat (HIF-PHI) anaemia of chronic kidney disease
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Total vaccines and medicines in all phases of clinical development	64
Total projects in clinical development (inclusive of all phases and indications)	79

Our key growth assets by therapy area

The following outlines several key medicines and vaccines by therapy area that will help drive growth for GSK to meet its outlooks and ambition for 2021-2026 and beyond.

Infectious Diseases

bepirovirsen (HBV ASO)

GSK is investigating bepirovirsen for the treatment of chronic hepatitis B both as a monotherapy (B-Clear) and in combination with existing treatments (B-Together) with the aim to explore additional combinations in the future. In April 2022, the Company began the first phase II combination trial of bepirovirsen and a hepatitis B virus targeted immunotherapy.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Clear bepirovirsen monotherapy (chronic hepatitis B) NCT04449029	IIb	A multi-centre, randomised, partial-blind parallel cohort study to assess the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial start: Q3 2020	Active, not recruiting
B-Together bepirovirsen sequential combination therapy with Peg-interferon phase II (chronic hepatitis B) NCT04676724	II
A multi-centre, randomised, open label study to assess the efficacy and safety of sequential treatment with bepirovirsen followed by Pegylated Interferon Alpha 2a in participants with chronic hepatitis B virus
			Trial start: Q1 2021	Active, not recruiting
Bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A study on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022	Active, recruiting

gepotidacin (bacterial topoisomerase inhibitor)

First in class novel antibiotic for the treatment of uncomplicated urinary tract infections (uUTI) and gonorrhea. Interim analysis for EAGLE is scheduled in the second half of 2022.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhea) NCT04010539	III
A randomised, multi-centre, open-label study in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhea caused by neisseria gonorrhoeae
			Trial start: Q4 2019	Recruiting
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy study in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019	Recruiting
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy study in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019	Recruiting

MenABCWY vaccine candidate:

GSK is developing two MenABCWY pentavalent (5-in-1) vaccines, the first generation is in late-stage development, the second generation in an earlier stage. The goal is to help protect against all five major disease-causing serogroups. Phase III pivotal results from the first generation MenABCWY vaccine are expected in the second half of this year.

Key phase III trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind study to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021	Recruiting
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind study to demonstrate effectiveness, immunogenicity and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020	Active, not recruiting

RSV vaccine candidates

In February 2022, GSK stopped enrolment and vaccination in trials evaluating its potential respiratory syncytial virus (RSV) maternal vaccine candidate in pregnant women. This decision does not impact the ongoing phase III trial for RSV older adults (60 years and above). This trial remains on track with an anticipated data readout in the first half of 2022.

Key phase III trials for RSV older adult and maternal vaccine candidates:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA-004 (Adults ≥60 yo) NCT04732871	III
A randomised, open-label, multi-country study to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021	Active, not recruiting
RSV OA-006 (Adults ≥60 yo) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country study to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021	Active, not recruiting
RSV OA-007 (Adults ≥60 yo) NCT04841577	III
An open-label, randomised, controlled, multi-country study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021	Complete; results anticipated to be shared 2022+
RSV OA-009 (Adults ≥60 yo) NCT05059301	III
A randomised, double-blind, multi-country study to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021	Active, not recruiting
GRACE (pregnant women aged 14-49 yo) NCT04605159	III
A randomised, double-blind, placebo-controlled multi-country study to demonstrate efficacy of a single dose of unadjuvanted RSV maternal vaccine, administered IM to pregnant women 18 to 49 years of age, for prevention of RSV associated LRTIs in their infants up to 6 months of age
			Trial start: Q4 2020 Trial stopped enrolment and vaccination: Q1 2022	Stopped enrolment and vaccination

HIV

cabotegravir

In March 2022, the US Food and Drug Administration (FDA) approved an updated label for Cabenuva (cabotegravir, rilpivirine) that streamlines the initiation process for the first and only complete long-acting HIV treatment by allowing people to start directly with injections without an optional oral lead-in period. Additionally, the US FDA also approved Cabenuva for the treatment of HIV-1 in virologically suppressed adolescents (HIV-1 RNA less than 50 copies per millilitre [c/mL]) who are 12 years of age or older and weigh at least 35kg on a stable antiretroviral regimen, with no history of treatment failure, and with no known or suspected resistance to either cabotegravir or rilpivirine.

At the Conference on Retroviruses and Opportunistic Infections 2022, held virtually on 12-16 February, GSK presented data demonstrating further evidence for the long-acting regimen of Cabenuva administered every two months. This included the ATLAS-2M 152-week efficacy and safety findings for the treatment of HIV-1 in virologically suppressed adults, which builds upon previous 96-week efficacy and safety data. An investigator-sponsored analysis of adolescent perspectives toward the long-acting regimen was also presented.

Key phase III trials for cabotegravir:

Trial name (population)	Phase	Design	Timeline	Status
HPTN 083 (HIV uninfected cisgender men and transgender women who have sex with men) NCT02720094	III
A double-blind safety and efficacy study of injectable cabotegravir compared to daily oral tenofovir disoproxil fumarate/emtricitabine (TDF/FTC), for Pre-Exposure Prophylaxis in HIV-uninfected cisgender men and transgender women who have sex with men
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (superiority)
HPTN 084 (HIV uninfected women who are at high risk of acquiring HIV) NCT03164564	III	A double-blind safety and efficacy study of long-acting injectable cabotegravir compared to daily oral TDF/FTC for Pre-Exposure Prophylaxis in HIV-Uninfected women	Trial start: Q4 2017	Active; not recruiting; primary endpoint met (superiority)
ATLAS NCT02951052	III
A randomised, multi-centre, parallel-group, non-inferiority, open-label study evaluating the efficacy, safety, and tolerability of switching to long-acting cabotegravir plus long-acting rilpivirine from current INI- NNRTI-, or PI-based antiretroviral regimen in HIV-1-infected adults who are virologically suppressed
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (non-inferiority)
ATLAS-2M NCT03299049	IIIb
A randomised, multi-centre, parallel-group, non-inferiority, open-label study evaluating the efficacy, safety, and tolerability of long-acting cabotegravir plus long-acting rilpivirine administered every 8 weeks or every 4 weeks in HIV-1-infected adults who are virologically suppressed
			Trial start: Q4 2017	Active; not recruiting; primary endpoint met (non-inferiority)
FLAIR NCT02938520	III
A randomised, multi-centre, parallel-group, open-label study evaluating the efficacy, safety, and tolerability of long-acting intramuscular cabotegravir and rilpivirine for maintenance of virologic suppression following switch from an integrase inhibitor single tablet regimen in HIV-1 infected antiretroviral therapy naive adult participants
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (non-inferiority)

Oncology

Blenrep (belantamab mafodotin)

GSK is continuing the DREAMM clinical development programme evaluating the potential of Blenrep in a broader multiple myeloma (MM) patient population, including as a monotherapy and in combination with standard and novel therapies in earlier lines of treatment.

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-3 (3L/4L+ MM pts who have failed Len + PI) NCT04162210	III
An open-label, randomised study to evaluate the efficacy and safety of single agent belantamab mafodotin compared to pomalidomide plus low dose dexamethasone (pom/dex) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020	Recruiting
DREAMM-7 (2L+ MM pts) NCT04246047	III
A multi-centre, open-label, randomised study to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020	Active, not recruiting
DREAMM-8 (2L+ MM pts) NCT04484623	III
A multi-centre, open-label, randomised study to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020	Recruiting

Jemperli (dostarlimab)

New data for Jemperli was presented at the Society of Gynaecologic Oncology (SGO) 2022 Annual Meeting on Women’s Cancer, held on 18-21 March, in Phoenix, Arizona. A GARNET trial subgroup presentation included a post-hoc analysis evaluating the antitumour activity and safety of Jemperli in patients with endometrial cancer by age subgroups. Additionally, a Jemperli indirect treatment comparison compared the clinical effectiveness of Jemperli in combination with doxorubicin, a chemotherapy medicine, in the treatment of advanced or recurrent endometrial cancer, which may help further contextualize how Jemperli fits in the recurrent or advanced mismatch repair-deficient (dMMR) endometrial cancer treatment landscape.

Key phase III trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY ENGOT-EN6 GOG-3031 (1L Stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre study of dostarlimab (TSR-042) plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019	Recruiting

Zejula (niraparib)

New data presented at the SGO 2022 Annual Meeting on Women’s Cancer included both the OVARIO and ROYAL trials. OVARIO featured an updated analysis from this phase II study evaluating Zejula in combination with bevacizumab, an anti-vascular endothelial growth factor antibody (VEGFA) targeted cancer medicine, as first-line maintenance therapy in patients with ovarian cancer following platinum-based chemotherapy and bevacizumab. ROYAL was a real-world evidence study examining the evolution of the ovarian cancer treatment paradigm in the US and Europe from 2017 to 2020. The findings from this study showed that the use of 1L maintenance PARP inhibitor monotherapy increased over time and the use of VEGF inhibitor monotherapy decreased over time. These findings also showed that many patients with advanced ovarian cancer did not receive 1L maintenance therapy and treatment patterns vary by country. In addition, GSK’s alliance partner Zai Lab Limited presented a late-breaking oral presentation of the PRIME phase III trial, which evaluated Zejula (independently manufactured by Zai Lab) in Chinese patients with newly diagnosed advanced ovarian cancer using an individualised starting dose. Zejula demonstrated a statistically significant and clinically meaningful improvement in progression-free survival (PFS) with a tolerable safety profile in the overall study population, regardless of biomarker status, when compared to placebo.

Key phase III trials for Zejula:

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (maintenance for 1L advanced NSCLC) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre study comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020	Recruiting
ZEST (Her2- with BRCA-mutation, or TNBC) NCT04915755	III
A randomised double-blinded study comparing the efficacy and safety of niraparib to placebo in participants with either HER2-negative BRCA-mutated or triple-negative breast cancer with molecular disease based on presence of circulating tumour DNA after definitive therapy
			Trial start: Q2 2021	Recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV nonmucinous epithelial ovarian cancer
			Trial start: Q4 2018	Active, not recruiting

Immunology

depemokimab (LA anti-IL5 antagonist)

In Q1 2022, GSK began initiating three additional phase III trials for depemokimab in eosinophil diseases, one in eosinophilic granulomatosis with polyangiitis (EGPA) and two in chronic rhinosinusitis with nasal polyps (CRSwNP). A fourth study in hypereosinophilic syndrome (HES) will be initiating in Q2 2022.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre study of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021	Recruiting
SWIFT-2 (SEA) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre study of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021	Recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority study assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Recruiting
ANCHOR-1 (CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Initiating	Initiating
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Initiating	Initiating
OCEAN (EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Initiating	Initiating

otilimab (aGM-CSF inhibitor)

GSK is investigating otilimab, an anti-GM-CSF monoclonal antibody, as a potential new treatment for rheumatoid arthritis (RA). We expect to report results from three phase III studies by the end of 2022.

Key phase III trials for otilimab:

Trial name (population)	Phase	Design	Timeline	Status
contRAst-1 (Moderate to severe RA MTX-IR patients) NCT03980483	III
A 52-week, multi-centre, randomised, double blind, efficacy and safety study comparing otilimab with placebo and with tofacitinib, in combination with methotrexate in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to methotrexate
			Trial start: Q2 2019	Active, not recruiting
contRAst-2 (Moderate to severe RA DMARD-IR patients) NCT03970837	III
A 52-week, multi-centre, randomised, double blind, efficacy and safety study, comparing otilimab with placebo and with tofacitinib in combination with conventional synthetic DMARDs, in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to conventional synthetic DMARDs or biologic
			Trial start: Q2 2019	Active, not recruiting
contRAst-3 (Moderate to severe RA patients IR to biologic DMARD and/or JAKs) NCT04134728	III
A 24-week, multi-centre, randomised, double-blind, efficacy and safety study, comparing otilimab with placebo and with sarilumab, in combination with conventional synthetic DMARDs, in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to biological DMARDs and/or Janus Kinase inhibitors
			Trial start: Q4 2019	Complete; results anticipated to be shared H2 2022

Opportunity driven

daprodustat (oral hypoxia-inducible factor prolyl hydroxylase inhibitor)

The European Medicines Agency (EMA) validated the marketing authorisation application (MAA) and the US FDA accepted the New Drug Application (NDA) for daprodustat based on the positive data from the ASCEND phase III clinical trial programme. The programme included five pivotal trials assessing the efficacy and safety of daprodustat for the treatment of anaemia of chronic kidney disease (CKD). The data confirmed the potential of daprodustat as a new oral medicine for patients with anaemia of CKD in both non-dialysis and dialysis settings. The data were previously presented in November 2021 at the American Society of Nephrology’s Kidney Week 2021 and simultaneously published in the New England Journal of Medicine.

Trial name (population)	Phase	Design	Timeline	Status
ASCEND-D (Dialysis subjects with anaemia of CKD) NCT02879305	III
A randomised, open-label (sponsor-blind), active-controlled, parallel-group, multi-centre, event driven study in dialysis subjects with anemia associated with chronic kidney disease to evaluate the safety and efficacy of daprodustat compared to recombinant human erythropoietin, following a switch from erythropoietin-stimulating agents
			Reported	Complete; primary endpoint met
ASCEND-ID (Incident Dialysis subjects with anaemia of CKD) NCT03029208	III
A 52-week open-label (sponsor-blind), randomised, active-controlled, parallel-group, multi-centre study to evaluate the efficacy and safety of daprodustat compared to recombinant human erythropoietin in subjects with anaemia of chronic kidney disease who are initiating dialysis
			Reported	Complete; primary endpoint met
ASCEND-TD (Dialysis subjects with anaemia of CKD) NCT03400033	III
A randomised, double-blind, active-controlled, parallel-group, multi-centre study in hemodialysis participants with anaemia of chronic kidney disease to evaluate the efficacy, safety and pharmacokinetics of three-times weekly dosing of daprodustat compared to recombinant human erythropoietin, following a switch from recombinant human erythropoietin or its analogs
			Reported	Complete; primary endpoint met
ASCEND-ND (Non-dialysis subjects with anaemia of CKD) NCT02876835	III
A randomised, open-label (sponsor-blind), active-controlled, parallel-group, multi-centre, event driven study in non-dialysis subjects with anaemia of chronic kidney disease to evaluate the safety and efficacy of daprodustat compared to darbepoetin alfa
			Reported	Complete; primary endpoint met
ASCEND-NHQ (Non-dialysis subjects with anaemia of CKD) NCT03409107	III
A 28-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre, study in recombinant human erythropoietin (rhEPO) naïve non-dialysis participants with anemia of chronic kidney disease to evaluate the efficacy, safety and effects on quality of life of daprodustat compared to placebo
			Reported	Complete; primary endpoint met

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 20 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 33.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

New GSK
New GSK refers to the current GSK group excluding the Consumer Healthcare business that is intended to be (or will have been) demerged.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, oncology, immunology and respiratory.

Organic revenue growth
Organic growth represents revenue growth as determined under IFRS excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements relating to divestments and the closure of sites or brands, at CER.

Biopharma
Biopharma refers to sales in Commercial Operations.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance, assumptions and cautionary statements

2022 guidance
For new GSK we expect sales to grow between 5% to 7% CER and Adjusted operating profit to grow between 12% to 14% CER as compared with 2021. This guidance is provided at CER and excludes the commercial benefit of COVID-19 solutions.

Assumptions related to 2022 guidance
In outlining the guidance for 2022, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes. The Group also assumes that the demerger of our Consumer Healthcare business will be delivered in July 2022 and this guidance relates only to new GSK.

The Group has made planning assumptions for 2022 that healthcare systems will approach normality as the year progresses, and we expect sales of Specialty Medicines to grow approximately 10% CER and sales of General Medicines to show a slight decrease, primarily reflecting increased genericisation of established Respiratory medicines. Vaccines sales are expected to grow at a low teens percentage at CER for the year. However, as noted at the time of announcing full-year 2021 results, we anticipated governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic would result in some continued disruption to adult immunisations. In the first-quarter 2022 Shingrix demonstrated strong demand recovery, particularly in the US, as well as channel inventory build and the benefit of a favourable comparator to Q1 2021. Despite the potential for short-term pandemic disruption, we continue to expect strong double-digit growth and record annual sales for Shingrix in 2022 based on strong demand in existing markets and continued geographical expansion. Guidance also includes the future benefit in royalty income from the settlement and license agreement with Gilead announced on 1 February 2022.

These planning assumptions as well as operating profit guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2022 guidance factors in all divestments and product exits announced to date.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. It also assumes that the separation programme to deliver the demerger of the Consumer Healthcare business is delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All outlooks, ambitions considerations should be read together with; for Haleon the section “Assumptions and cautionary statement and regarding forward-looking statements” on page 163 of the Haleon Capital Markets Day all presentation slides dated 28 February 2022, and for GSK pages 5-7 of the Stock Exchange announcement relating to an update to investors dated 23 June 2021 and the Guidance, assumptions and cautionary statements of our Q2 2021 earnings release.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2021 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the Company”) to review the condensed financial information in the Results Announcement of the Company for the three months ended 31 March 2022.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three month period ended 31 March 2022 on pages 22 to 23;
●	the balance sheet as at 31 March 2022 on page 26;
●	the statement of changes in equity for the three month period then ended on page 27;
●	the cash flow statement for the three month period then ended on page 28 and;
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 24 to 25 and 29 to 33 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2021, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the United Kingdom.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 24 to 25 and 29 to 33, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2021, which are prepared in accordance with IFRS as adopted by the United Kingdom.

Our responsibility
Our responsibility is to express to the Company a conclusion on the interim financial information in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three months ended 31 March 2022 are not prepared, in all material respects in accounting policies set out in the accounting policies and basis of preparation section on page 31.

Deloitte LLP
Statutory Auditor
London, United Kingdom
27 April 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 27, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc